SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 29, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures:

Nokia stock exchange release dated July 29, 2016: Exercises with stock options of Nokia Corporation

Exercises with stock options of Nokia Corporation

Nokia Corporation

Stock Exchange Release

July 29, 2016 at 8.30 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 27 500 Nokia shares were subscribed for between June 16 and July 25, 2016. The subscription price was EUR 1.82 per share for 17 500 shares and EUR 2.35 per share for 10 000 shares. The total amount of the subscription price, EUR 55 350.00, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The new shares carry all the shareholder rights as of the registration date July 29, 2016. The shares will commence trading in Nasdaq Helsinki (NOKIA) together with other Nokia shares as of August 1, 2016 and are expected to commence trading on Euronext Paris (NOKIA) as of August 2, 2016. Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

The amount of Nokia shares after registration of the shares in the Trade Register is 5 835 563 762 shares.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal